Exhibit 99.1

Satellos Closes US$57.2 Million Public Offering in Canada and the United States, Including Exercise of Underwriters’ Option to Purchase Additional Shares

TORONTO, February 9, 2026 (BUSINESS WIRE) — Satellos Bioscience Inc. (Nasdaq: MSLE, TSX: MSCL) (“Satellos” or the “Company”), a clinical-stage biotechnology company developing life-improving medicines to treat degenerative muscle diseases, today announced that it has completed its previously-announced underwritten public offering (the “Offering”) of 5,168,019 common shares, which includes the exercise of the underwriters’ option to purchase an additional 712,574 common shares and, in lieu of common shares for certain investors, pre-funded warrants to purchase 495,049 common shares. The common shares were sold at a price of US$10.10 per share (C$13.81 per common share) and the pre-funded warrants were sold at a price of US$10.09999 per pre-funded warrant (C$13.80999 per pre-funded warrant), which represents the per share price for the common shares less the C$0.00001 per share exercise price for each pre-funded warrant. The total gross proceeds to the Company were approximately US$57.2 million, before deducting the underwriting discounts and commissions.

Satellos’ common shares are dual-listed on the Nasdaq Global Market (“Nasdaq”) under the trading symbol “MSLE” and on the Toronto Stock Exchange (“TSX”) under the trading symbol “MSCL”.

Leerink Partners, Guggenheim Securities and Oppenheimer & Co. acted as joint book-running managers for the Offering. Bloom Burton Securities Inc. acted as co-manager for the Offering.

The Company intends to use the net proceeds of the Offering primarily to fund ongoing research and development activities, and for working capital and general corporate purposes, which may include advancing the development of SAT-3247 through the various stages of clinical trials (Phase 2 to Phase 3) or clinical trials of SAT-3247 in other indications, and investment in other discovery stage or pre-clinical development programs (including evaluation of additional dystrophies), as set out in the Supplement (as defined below).

The Offering was made in Canada pursuant to a prospectus supplement (the “Supplement”) to the Company’s short form base shelf prospectus dated October 29, 2025 (the “Base Prospectus”), and in the United States pursuant to a registration statement on Form F-10, as it may be amended from time to time, containing the Supplement and Base Prospectus filed with the U.S. Securities and Exchange Commission in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

Franklin Berger, a member of the board of directors of the Company, purchased 24,750 common shares in the Offering. The subscription for common shares by Franklin Berger is a related party transaction within the meaning of applicable Canadian securities laws. The subscription by such insider is exempt from the formal valuation and minority approval requirements applicable to related party transactions on the basis that the value of the transactions insofar as they involve related parties is less than 25% of the Company’s market capitalization. No other insiders of the Company participated in the Offering. The Board of Directors of the Company has approved the Offering. A material change report in respect of the related party transaction could not be filed earlier than 21 days prior to the closing of the Offering due to the limited time between the commitment by such insider to purchase the subject common shares and the closing of the Offering.

No regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed SAT-3247, a first-of-its-kind, orally administered small molecule drug designed to address deficits in muscle repair and regeneration. SAT-3247 targets AAK1, a key protein that Satellos has identified as capable of helping restore muscle stem cell signaling that is disrupted in DMD. By addressing the loss of dystrophin-dependent cues, SAT-3247 may re-establish the signals that support effective muscle regeneration. SAT-3247 is currently in clinical development as a potential disease-modifying treatment, initially for DMD. Satellos is also working to identify additional muscle diseases or injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and represent future clinical development opportunities.

NOTICE ON FORWARD-LOOKING STATEMENTS

This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the anticipated use of proceeds from the Offering. Actual future events may differ from the anticipated events expressed in such forward-looking statements, Satellos believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and Satellos is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.

CONTACTS

Investors: Liz Williams, CFO, ir@satellos.com
Media: Emily Williams, Senior Director of Communications, media@satellos.com